UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42795

DarkIris Inc.

(Registrant’s Name)

6/F, Cheong Sun Tower

No. 118 Wing Lok Street

Sheung Wan, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

DarkIris Inc. (the “Company”) is furnishing this Form 6-K to provide six-month interim financial statements.

EXHIBIT INDEX

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	DarkIris Inc. Reports 13.9% Revenue Growth for the First Half of Fiscal Year 2026
99.2	Unaudited Condensed Consolidated Financial Statements as of March 31, 2026 and September 30, 2025 and for the Six Months Ended March 31, 2026 and 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DarkIris Inc.

By:	/s/ Hong Zhifang
Name:	Hong Zhifang
Title:	Chief Executive Officer

Date: August 13, 2026